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Exhibit 99(a)(25)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser or other professional adviser.

27 August, 2002

Dear JSG Shareholder,

Offer for Jefferson Smurfit Group plc

            To ensure the timely receipt of your entitlement under the Offer for your JSG shares, you should complete and return your Form of Acceptance now.

            By accepting the Offer before Tuesday 3 September you can expect to receive your proceeds or Loan Notes earlier than if you decline to return the Form of Acceptance. This is subject to the Offer becoming unconditional in all respects.

The acceptance deadline is now 1:00p.m. on Tuesday 3 September, 2002.

            As you may know, the Offer for JSG was accepted by shareholders owning 92.14% of JSG's issued share capital (excluding 25 million JSG shares held by of subsidiary of JSG) on 20 August. The acceptance deadline of Tuesday 20 August has now been extended to 1:00 p.m. on Tuesday 3 September (you should note that if the Offer is declared unconditional in all respects on Tuesday 3 September, the Offer shall remain open for acceptance for 14 days following that date).

            If you do not accept the Offer your shares may be compulsorily acquired by MDCP if the Offer is declared unconditional in all respects. In that event, it will take longer to receive your cash or loan notes.

How to receive your entitlement

            For your convenience MDCP Acquisitions has enclosed a Form of Acceptance with this letter. To accept the Offer, simply complete the form and return it together with your share certificate(s) by post in the reply paid envelope provided. You should ensure to mail them in good time, so that they are received by Capita Corporate Registrars Plc by 1:00p.m. on Tuesday 3 September.

            Alternatively you may return the Form of Acceptance and your share certificate(s) by hand delivering them to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 by 1:00p.m. on Tuesday 3 September.

            If you have already sent your Form of Acceptance in the last few days, please accept our apologies for writing to you again.

For and on behalf of:

The Independent Directors of JSG

The Independent Directors accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

            The directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and the Management Investors, accept responsibility for the information contained in the Form of Acceptance. To the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Management Investors (who have taken all reasonable care to ensure that such is the case) the information contained in the Form of Acceptance is in accordance with the facts and does not omit anything likely to affect the import of such information.

            This letter has been approved, solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by J&E Davy.

            This letter should be read in conjunction with the Offer Document dated 5 July 2002 and all capitalised terms in this letter shall have the same meaning as defined therein.

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  Exhibit 99(a)(25)